Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 1, 2016

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 333-209152 Regarding the Reorganization of Hodges Equity Income Fund into Hodges Blue Chip Equity Income Fund

Dear Ms. Larkin:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on Tuesday, March 1, 2016, on behalf of the above-named Funds, be accelerated to become effective on March 2, 2016.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Wednesday, March 2, 2016.

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Schiff Hardin LLP

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 1, 2016

FILED VIA EDGAR

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-209152
on behalf of the Hodges Blue Chip Equity Income Fund (formerly “Hodges Blue Chip 25 Fund”) and the Hodges Equity Income Fund REQUEST FOR ACCELERATION

Dear Ms. Larkin:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement, filed on Form N-14 on Tuesday March 1, 2016, on behalf of the Hodges Funds, be accelerated to March 2, 2016.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ James R. Schoenike

James R. Schoenike
President